Exhibit 99.3

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

March 31, 2017

George Peyton

Chief Executive Officer

Remora Petroleum, LP

1717 West 6th Street, suite 290

Austin, TX 78703

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue	Re: Evaluation Summary Remora Petroleum, LP Interests Proved Developed Reserves Certain Properties in Various States As of December 31, 2016

Dear Mr. Peyton:

As requested, we are submitting our estimates of 100% of proved developed reserves and forecasts of economics attributable to the Remora Petroleum, LP (“Remora”) interests in certain oil and gas properties located in various states (AR, CA, CO, KS, LA, MS, NE, NM, OK & TX). This evaluation, effective December 31, 2016 and completed March 31, 2017, was prepared for the purpose of public disclosure by Remora in filings made with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		CEU	Legacy	Legacy
		Acquisition	Properties	Properties	Proved
		PDP	PDP	PDNP	Developed
Net Reserves
Oil	-Mbbl	604.4	851.2	231.7	1,687.3
Gas	-MMcf	44,140.2	19,207.2	3,672.1	67,019.5
NGL	-Mbbl	3,169.1	389.5	51.2	3,609.7

Revenue
Oil	-Mbbl	21,297.4	33,368.4	9,081.9	63,747.7
Gas	-MMcf	54,939.8	42,034.5	8,017.2	104,991.4
NGL	-Mbbl	30,954.0	5,327.9	1,465.9	37,747.8

Severance Taxes	-M$	6,669.2	4,459.3	1,257.3	12,385.8
Ad Valorem Taxes	-M$	225.4	1,922.3	239.2	2,386.9
Operating Expenses	-M$	51,501.6	32,436.0	4,198.5	88,136.0
Workover Expenses	-M$	0.0	0.0	0.0	0.0
Other Deductions	-M$	6,538.9	3,992.8	1,904.4	12,436.1
Investments	-M$	0.0	0.0	1,447.0	1,447.0
Net Cash Flow	-M$	42,255.9	37,920.4	9,518.7	89,695.0

10% Disc. Cash Flow	-M$	27,407.5	22,351.1	4,960.6	54,719.3

Remora Petroleum, LP Interests

March 31, 2017

Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine net present worth. The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Hydrocarbon Pricing

The base SEC oil and gas prices for December 31, 2016 were $42.75/bbl and $2.481/MMBtu respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of each first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The oil price is based upon WTI-Cushing spot prices (EIA) and the gas price was based on Henry Hub spot prices (EIA) starting January 1, 2016 and ending December 1, 2016.

Adjustments to oil and gas prices were based upon historical prices and applied on a per-property basis as provided. The price adjustments may include local basis differentials, transportation, gas heating value (BTU content) and/or crude quality and gravity corrections. Natural gas liquid (NGL) prices were applied as a percentage of WTI. Gas shrinkage was applied against the gross gas stream on a per property basis.

After these pricing adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $37.781 per barrel for oil, $1.567 per MCF for gas, and $10.457 per barrel for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Expenses, Investments and Taxes

Operating expenses, other deductions and capital expenditures were not escalated. Lease operating expenses were forecast on a per well basis for the majority of properties. In some cases, a field wide average was applied as provided by Remora. Fees for water disposal, gas compression, processing and transportation were applied as variable costs.

For all properties, oil and gas severance tax values were determined by applying normal state tax rates of oil, gas and NGL revenue. For Oklahoma properties, a severance tax of 7.095% of revenue was applied to all vertical producing wells. A severance tax reduction as outlined in the Oklahoma horizontal well tax incentive guidelines was applied to existing and future horizontal wells, with severance taxes of 1.095% of revenues for the first 48 months of operation, then reverted back to 7.095%. Severance taxes for other states were applied at standard rates. Ad Valorem taxes were applied as a percentage of revenue by property as provided by Remora.

Remora Petroleum, LP Interests

March 31, 2017

Reserves

Reserves assigned to each producing well were based on a combination of forecasting methods including decline curve analysis (DCA), regional type curve fitting and analogy to offset production. We evaluated 1,124 PDP properties for this report. Fourteen (14) PDNP cases were modeled in this report. PDNP cases were forecasted using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing reserves for Remora properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Remora Petroleum, LP and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties.

Remora Petroleum, LP Interests

March 31, 2017

Yours very truly,

W. Todd Brooker, P.E.
President
CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693